Mail Stop 3561

April 13, 2007

<u>Via U.S. Mail and Facsimile</u>

David Groen
Chief Executive Officer
Groen Brothers Aviation, Inc.
2640 W. California Avenue
Salt Lake City, Utah 84104-4593

> **RE: Groen Brothers Aviation, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2006**
> **Form 10-QSB for the quarterly period ended September 30, 2006**
>
> **File No. 000-18958**

Dear Mr. Groen:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Linda Cvrkel
                           Branch Chief

Via facsimile: Dennis P. Gauger, Chief Financial Officer
               (801) 973-4027